

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 27, 2021

Chieh Huang
Chief Executive Officer
Boxed, Inc.
451 Broadway
New York, NY 10013

> **Re: Boxed, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2021**
> **File No. 333-261823**

Dear Mr. Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Drew Capurro